Exhibit 99.1

Safe-T Group Secured the Additional $2M Funding for its Customer Acquisition Program

The Company’s Successful Customer Acquisition Program Allowed the Waiver by the Investor of the Milestone Conditions for the Second Part of the Funding

HERZLIYA, Israel, Oct. 31, 2022 (GLOBE NEWSWIRE) -- Safe-T Group Ltd. (Nasdaq: SFET) (TASE: SFET) (“Safe-T” or the “Company”), a global provider of cybersecurity and privacy solutions for consumers and enterprises, announced that further to its announcement on August 10, 2022 regarding a strategic funding agreement entered into with O.R.B. Spring Ltd. (“O.R.B.”), the Company now successfully secured the ability to obtain the second part of the funding in the amount of $2,000,000, which was previously conditioned upon the Company reaching certain milestones. In total, the funding will amount to up to $4,000,000, of which $1,000,000 was already provided to the Company in August 2022, and the remaining balance of which will be made available by O.R.B. through a series of cash instalments until July 2023.

As a result of the Company’s successful performance around its consumer privacy solutions and its customer acquisition program, the Company and O.R.B. agreed to cancel and waive conditional milestones set by O.R.B. in connection with the remaining balance of the funding. On October 28, 2022, the Company furnished a Report on Form 6-K with the Securities and Exchange Commission with the amendment to the funding agreement, reflecting the lifting of any such conditions, and the related amended and restated warrants to O.R.B.

“We are happy with the progress of our customer acquisition program,” said Chen Katz, Active Chairman of Safe-T. “Since we launched on all leading application platforms in the past few months, we have seen an increase in our user base. We are pleased with O.R.B.’s confidence in our consumer acquisition program, which we intend to continue to support to grow our business. “

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a global provider of cyber-security and privacy solutions to consumers and enterprises. The Company operates in three distinct segments: enterprise cyber-security solutions, enterprise privacy solutions, and consumer cyber-security and privacy solutions.

Our cyber-security and privacy solutions for consumers provide a wide security blanket against ransomware, viruses, phishing, and other online threats, as well as a powerful, secured and encrypted connection, masking their online activity and keeping them safe from hackers. The solutions are designed for both advanced and basic users, ensuring full protection for all personal and digital information.

Our privacy solutions for enterprises are based on our advanced and secured proxy network, the world’s fastest, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network is the only one of its kind that is comprised of millions of residential exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

Our cyber-security solutions for enterprises, designed for cloud, on-premises and hybrid networks, mitigates attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizational data access, storage and exchange use cases, from outside the organization or within, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust. Our ZoneZero® solutions are available by our reseller, TerraZone Ltd., a global information security provider, as a solution or cloud service.

For more information about Safe-T, visit www.safetgroup.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the funding available to the Company under the O.R.B. agreement and the potential use of funding for investment in the Company’s customer acquisition program for its consumer privacy solution and the Company’s continued support and growth of its business. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 29, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACTS:

Michal Efraty

+972-(0)52-3044404

investors@safetgroup.com